September 23, 2024

Doug Fallon
Reporting Person
Bragg Gaming Group Inc.
7160 Rafael Rivera Way, Suite 330
Las Vegas, NV 89113

         Re: Bragg Gaming Group Inc.
             Schedule 13D Filed by Doug Fallon et al.
             Filed July 10, 2024
             File No. 005-93648
Dear Doug Fallon:

     We have conducted a limited review of the above-captioned filing and have the following comments.

       Please respond to this letter by amending the filing or by providing the requested information. If you do not believe our comments apply to your facts and circumstances or that an amendment is appropriate, please advise us why in a response letter.

        After reviewing any amendment to the filing and any information provided in response to these comments, we may have additional comments.

Schedule 13D Filed July 10, 2024
General

1.       We note the date of the event reported as requiring the filing of the
Schedule 13D was
         June 8, 2024. Rule 13d-1(a) of Regulation 13D-G requires the filing of a Schedule 13D within five business days after the date beneficial ownership of more than five percent of a class of equity securities specified in Rule 13d-1(i)(1) was acquired. Based on the June
         8, 2024 event date, the Schedule 13D submitted on July 10, 2024 was not timely filed.
         Please advise us why the Schedule 13D was not filed within the required five business days after the date of the acquisition.
Item 2

2. Please amend this section to provide the information specified in Item 2 of Schedule 13D for Crazy Roll, Inc. and DR ZAP Holdings, LLC. Such disclosure should also be provided for each person specified in Instruction C within the "Special Instructions for
 September 23, 2024
Page 2

         Complying With Schedule 13D" at Rule 13d-101 of Regulation 13D-G.
Item 4

3. Please amend Item 4 of the Schedule 13D to include any plans or proposals which relate to or would result in the enumerated items listed in subsections
(a)-(j) of Item 4 of
         Schedule 13D. To the extent no plans or proposals that relate to or would result in any of the actions described in Item 4(a)-(j) exist, please affirmatively so state. See Instruction A within the "Special Instructions for Complying With Schedule 13D" at Rule 13d-101 of
         Regulation 13D-G.
Item 5

4. Please amend this section to provide the information specified in subsections (a)-(b) of
         Item 5 of Schedule 13D for Crazy Roll, Inc. and DR ZAP Holdings, LLC.
Item 7

5. We note that the Issuer's acquisition of Wild Streak is referenced in the disclosure offered in response to Item 4 of Schedule 13D. Please amend Item 7 of the
Schedule 13D to file
         the written agreement by which Wild Streak was acquired by the Issuer as an exhibit, or otherwise advise.
        We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please direct any questions to Shane Callaghan at 202-551-6977 or Nicholas Panos at
202-551-3266.



                                                               Sincerely,

                                                               Division of
Corporation Finance
                                                               Office of
Mergers & Acquisitions